Nationwide Variable Insurance Trust
Sub-Item 77M
Mergers
         6-30-2016 Semi-Annual Report

At close of business on April 24, 2016, NVIT Large Cap Growth Fund
("Acquiring Fund") acquired all of the net assets of NVIT Growth
Fund ("Target Fund"), each a series of the Registrant, pursuant to a plan of reorganization approved by the Board of Trustees at a meeting held on December 9, 2015. The reorganization of the Target
Fund was approved by the shareholders of the Target Fund at a meeting held on March 29, 2016. The purpose of the reorganization was to combine funds managed by Nationwide Fund Advisors that had comparable objectives and investment strategies. The reorganization was accomplished by a tax free exchange of 9,157,813 shares of the
Acquiring Fund, valued at $182,388,961, for the assets of the
Target Fund. The investment portfolio of the Target Fund, with a fair value of $178,541,229 and identified cost of $166,434,157 at
April 24, 2016, was the principal asset acquired by the Acquiring
Fund. The net assets of the Acquiring Fund immediately before the acquisition were $1,293,746,557. The net assets of the Acquiring
Fund immediately following the acquisition were $1,476,135,518.
For financial reporting purposes, assets received and shares issued by the Acquiring Fund were recorded at the then current fair values; however, the cost basis of the investments received was carried forward to align ongoing reporting of the Acquiring
Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Shareholders of
Class I and Class II shares of the Target Fund received a number of shares proportional to their ownership of the corresponding class of the Acquiring Fund. Shareholders of Class IV shares of the Target Fund received a number of shares proportional to their ownership of Class I of the Acquiring Fund.

The following is a summary of Shares Outstanding, Net Assets, Net
Asset Value Per Share and Net Unrealized Appreciation/(Depreciation)
immediately before and after the reorganization.

Fund/Class
 Shares Outstanding
Net Assets
Net Asset Value Per Share
Net Unrealized Appreciation/(Depreciation)

Target Fund

NVIT Growth Fund

                                                                $ 12,107,072

Class I
5,544,690
$ 102,502,028
$18.4865

Class II
          5,500,144
                 56,932,030
         10.3510

Class IV
1,241,881
                 22,954,903
         18.4840

Acquiring Fund

NVIT Large Cap Growth Fund

                                                       $118,681,657

Class I
51,955,174              $1,036,280,477
$19.9457

Class II
          12,969,579
               257,466,080
          19.8515

After Reorganization

NVIT Large Cap Growth Fund

                                                       $130,788,729

Class I
           58,245,093
              $1,161,737,408
$19.9457

Class II
          15,837,473
               314,398,110
          19.8515
The following pro forma information for the six months ended June 30, 2016 is provided as though the reorganization had been completed on January 1, 2016, the beginning of the annual reporting period for the Fund:
.. Net investment income $4,724,537;
.. Net gain on investments $24,145,317;
.. Net change in unrealized appreciation/(depreciation) $(40,279,592); and
.. Net decrease in net assets resulting from operations $(11,409,738).

Because the Fund's combined investment portfolio has been managed as a single integrated portfolio since the reorganization was completed, it is not practical to separate the amounts of revenue and earnings of the Target Fund that have been included in the
Acquiring Fund's Statement of Operations since April 24, 2016.

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